Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

November 3, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed October 18, 2022 File No. 333-265344

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 18, 2022. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith filing with the Commission, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated October 31, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 3 reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 18, 2022

Executive Compensation, page 72

1.	Staff Comment: Please update your compensation disclosure for your recently completed fiscal year ended September 30, 2022. For guidance, see Item 402 of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

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U.S. Securities and Exchange Commission

November 3, 2022

Company Response: Pursuant to the Staff’s request, the Company has updated its compensation disclosure for its recently completed fiscal year ended September 30, 2022.

Certain Relationships and Related Party Transactions, page 78

2.	Staff Comment: Please update the disclosure in this section. For example, we note the disclosure on pages 78 and 79 of balances owed as of June 30, 2022. Also tell us, with a view to disclosure, whether you have entered into written agreements in connection with the transactions mentioned in this section. In this regard, we note the statement on page 78 that "There were no written revolving promissory notes evidencing these arrangements." However, it is unclear from the disclosure in the bullet points on pages 78 and 79 as to whether you subsequently entered into written agreements with the related parties given the disclosure in the bullet points that "On September 1, 2022, we subsequently amended and restated the promissory note and any and all other non-written arrangements." Please advise or file as exhibits the agreements mentioned in this section.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Certain Relationships and Related Party Transactions section to update the various amounts outstanding.

With respect to the Company’s borrowings from Mr. Grdina’s various entities, the Company respectfully advises the Staff that as disclosed under the subheading “Promissory Notes,” such borrowings were initially not in written form. In September 2021, April 2022, and May 2022, the Company attempted to document these various borrowings in the form of promissory notes, which reflected the amounts outstanding to each entity as of the date of such promissory notes. The form of these promissory notes was previously filed as Exhibit 10.5. However, these promissory notes only reflected the amounts outstanding as of the dates thereof and did not accurately reflect the revolving nature of these borrowings. On September 1, 2022, the Company subsequently entered into a revolving promissory note with each of Mr. Grdina’s entities, which amended and restated the earlier described promissory notes and borrowings. The form of these revolving promissory notes was previously filed as Exhibit 10.17. The Company has revised its disclosure under the subheading “Promissory Notes” to make this more clear.

Consultant Shares, page 89

3.	Staff Comment: We note your response to prior comment 5. Please describe in greater detail the consulting services provided by Alchemy Advisory LLC to the company.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the “Consultant Shares” subsection of the Description of Securities section to describe in greater detail the consulting services provided by Alchemy Advisory LLC.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 3 other than those in response to the Staff’s comments.

Greenberg Traurig, LLP | Attorneys at Law
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U.S. Securities and Exchange Commission

November 3, 2022

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
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